Exhibit 99.1

Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”)
Entered into by and between Shenzhen BAK Battery Co., Ltd (“the Debtor”)
and Shenzhen Eastern Branch, Agricultural Bank of China (the “Creditor”)
Dated November 15, 2010

Main articles:

Contract number: 81001201013170001;

Maximum amount of credit facilities to be provided: RMB 500 million;

Term: from November 15, 2010 to November 10, 2011;

Purpose of the loan is to provide working capital for the Company;

Interest rate will be determined in each loan agreement to be signed under this Credit Facility Agreement;

If any of the following occurs, the Creditor is entitled to demand adjustment of the maximum amount of credit facilities:

Material adverse change occurred in the market the Company served for or monetary policy significantly adjusted;

The financial condition of the Company is in serious difficulty;

The Company does not carry out its obligations;

Occurrence of other instances which endangers or may endanger the safety of the loan provided by the Creditor;

Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, and cancel the credit unprovided.

Headlines of the articles omitted

  Terms of credit

  The procedure on using the comprehensive credit facility

  Guaranty

  The rights and obligations of the Creditor

  The rights and obligations of the Debtor

  Disputation settlement Validity

  Validity

  Supplement articles

  Notification